SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	March	2007
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

DOCUMENT INDEX

Document

1.	Notice of Annual and Special Meeting of Shareholders.

Document 1

March 7, 2007

Filing Jurisdiction(s):

X	British Columbia	X	New Brunswick
X	Alberta	X	Nova Scotia		TSX Venture
X	Saskatchewan	X	Prince Edward Island
X	Manitoba	X	Newfoundland	X	TSX
X	Ontario		North West Territories
X	Quebec		Yukon
Nunavut

Dear Sirs:

RE:	ACE Aviation Holdings Inc. – Class B – ISIN CA00440P1027

Class A – ISIN CA00440P2017

Class A (144A) – ISIN US00440P3001

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	May 29, 2007
RECORD DATE FOR NOTICE:	April 2, 2007
RECORD DATE FOR VOTING:	April 2, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE:	April 2, 2007
SECURITIES ENTITLED TO NOTICE:	Class B Voting Class A Variable Voting
SECURITIES ENTITLED TO VOTE:	Class B Voting Class A Variable Voting

Yours very truly,

CIBC MELLON TRUST COMPANY

/s/ Oudomphone Phomphakdy

Associate Manager

Client Relations

Tel: (514) 285-3649

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE AVIATION HOLDINGS INC.
(Registrant)
Date:	March 8, 2007	By:	/s/ Brian Dunne
Name: Brian Dunne Title: Executive Vice-President and Chief Financial Officer